Exhibit 12.1

GOVERNMENT PROPERTIES INCOME TRUST

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before income tax expense	$36,618	$55,308	$48,903	$42,255	$24,018	$22,284
Fixed Charges	9,685	16,831	16,892	12,057	7,351	5,556
Earnings	$46,303	$72,139	$65,795	$54,312	$31,369	$27,840

Fixed charges:
Interest expense	$9,132	$15,491	$15,560	$11,012	$5,068	$4,005
Net amortization of debt premiums and deferred financing fees	553	1,340	1,332	1,045	2,283	1,551
	$9,685	$16,831	$16,892	$12,057	$7,351	$5,556

Ratio of Earnings to Fixed Charges:	4.8x	4.3x	3.9x	4.5x	4.3x	5.0x